October 20, 2010
United States Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3010
Washington, D.C. 20549-7010

Attn:	Ms. Cicely LaMothe — Branch Chief Division of Corporation Finance

Re:	Equity Residential (the “Company”) File Nos. 001-12252 Form 10-K for the year ended 12/31/2009 Filed 2/25/2010 Proxy Statement on Schedule 14A Filed 4/15/2010
Dear Ms. LaMothe:
     This letter is in response to your letter dated October 5, 2010 (the “October Letter”), which responded to our letter of August 19, 2010 (the “August Response Letter”). Capitalized terms used herein and not defined shall have the same meaning as defined in the August Response Letter and, if not defined therein, in the Notes to Consolidated Financial Statements of the Company’s Annual Report on Form 10-K for the year ended December 31, 2009 and/or the Proxy Statement on Schedule 14A filed April 15, 2010.
FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2009
Management’s Discussion and Analysis of Financial Condition and Results of Operations
1.	We have read and considered your responses to our inquiries regarding the financing you obtained from Fannie Mae and Freddie Mac. Please discuss how the terms of these financing arrangements compared to those otherwise available to you in the market place at the time. To the extent that the interest rates provided to you by Fannie Mae and Freddie Mac were below those available to you elsewhere in the market place, disclose that fact, how the interest rates compared to alternative financing arrangements and the effect this difference had on recorded interest expense for each period.
     The Company wishes to clarify that it did not intend to imply that its 2008 and 2009 secured mortgage pools obtained from Fannie Mae and Freddie Mac (collectively, the “GSEs”) were executed at more favorable rates and terms than other similar GSE secured loans. The Company was trying to state that the GSE financings were more attractive than other financing options available to the Company at the time, such as the alternatives discussed below.

Ms. Cicely LaMothe
October 20, 2010

     For the information of the Staff, the Company closed on the following four GSE secured mortgage pools during 2008 and 2009:
•	March 2008 — $500.0 million cross-collateralized loan secured by 13 properties with a fixed stated interest rate for 10.5 years at 5.19%, maturing in 11.5 years.

•	August 2008 — $550.0 million cross-collateralized loan secured by 15 properties with a fixed stated interest rate for 10.5 years at 6.08%, maturing in 11.5 years.

•	December 2008 — $543.0 million cross-collateralized loan secured by 18 properties with a fixed stated interest rate for seven years at 5.655%, maturing in eight years.

•	June 2009 — $500.0 million cross-collateralized loan secured by 13 properties with a fixed stated interest rate for 10 years at 5.78%, maturing in 11 years.
     Prior to entering into these loan transactions, the Company extensively surveyed a variety of financing sources (see the alternatives discussed below). Based on discussions with potential lenders and intermediaries (such as banks and brokers), the Company determined that secured GSE debt was the most attractive option for the Company taking into account interest rates and other terms. Based on our specific knowledge of the GSE secured mortgage market during the time periods noted above and our competitive reviews prior to pricing and closing each loan pool, the Company believes that the terms of these financing arrangements were within a market range (not above or below market) as compared to other similar secured financings available through the GSEs at the time. Based on a review of public disclosures, we noted various other investment grade, multifamily REITs closed on GSE secured mortgage loans with similar interest rates and terms during the above timeframes.
     The Company considered the following as alternatives to GSE financing:
•	Life Insurance Company and Conduit Secured Mortgages — The Life Insurance Companies did remain active in secured lending to the REIT industry, albeit at higher interest rates when compared to the GSEs (on average around 8%). The Conduit loan market did close down entirely for new issuances for periods of time, similar to the public unsecured bond markets discussed below. If the Company had chosen to originate a secured loan through one of the life insurance companies, interest expense clearly would have been higher.

•	Public Unsecured Bond Markets — At various periods during the timeframes in question, this market had seized up and was either entirely closed to new issuances or was open but only at all-in interest rates that sometimes exceeded 15%, even for investment grade borrowers. Few unsecured bonds were issued during these periods, making it difficult to obtain indicative pricing. If the Company had been forced to try to access the unsecured market, interest expense clearly would have been higher due to the wide credit spreads prevalent during this period.

•	Unsecured Revolving Credit Facility — During most of the timeframes in question, the Company’s unsecured revolving credit facility, which bears interest at LIBOR plus 50 basis points and matures on February 28, 2012, was undrawn with availability approximating $1.3 billion. If the Company had chosen to draw funds on the credit facility, interest expense would have actually been lower as 30-Day LIBOR averaged 2.67% for all of 2008 and 0.33% for all of 2009. The Company chose not to draw on the revolver in order to preserve availability in case credit and market conditions worsened any further.

Ms. Cicely LaMothe
October 20, 2010

•	Common Share/Equity Issuances — The Company could have chosen to issue equity, most likely at a significant discount to the market price at issuance and at the severely depressed share prices that the Company and all REITs experienced during the period of restricted credit markets in 2008 and 2009. If the Company had chosen to issue equity at these depressed share prices, interest expense would have been lower but distributions would have been higher and the Company’s funds from operations (“FFO”) per share would have suffered from the increased dilution associated with more shares outstanding.

•	Dispositions — The Company was a net seller of properties during both 2008 and 2009. During 2008, the Company sold approximately $896.7 million and only acquired $380.7 million of properties. During 2009, the Company sold approximately $1.0 billion and only acquired $145.0 million of properties. The Company could have attempted to increase its transactions spread by selling even more properties to raise additional liquidity.
     Given the foregoing credit market landscape, the Company ultimately chose to obtain secured mortgage debt through the GSEs because the Company believed that the market rate GSE financings provided more attractive terms compared to the options listed above, while preserving full access and availability under its revolving credit facility.
     For the information of the Staff, if the Company had instead chosen to obtain the same notional amount of secured financing from one of the Life Insurance Companies closing on the same dates as the four secured pools noted above (assuming that the market had been open for new issuance on each of those dates) and assuming that rates would have approximated 8% each time, the Company’s interest expense would have been approximately $15.7 million higher in 2008 and $43.0 million higher in 2009. These amounts were determined by considering the impact of a hypothetical interest rate (8%) on the Company’s debt instruments. This analysis does not consider the other alternatives listed above that could have been employed by the Company, either individually or in combination, nor does it consider any actions that the Company would have likely taken to mitigate its exposure to these hypothetical types of interest rate changes.
Exhibit Index
2.	We have reviewed your response to comment three in our letter dated July 22, 2010. In your response, you acknowledge that the language of Item 601(b)(10) of Regulation S-K requires material contracts to be filed in their entirety. We also believe that material contracts filed pursuant to Item 601(b)(10) of Regulation S-K must be filed in their entirety as materiality is not the basis for omitting exhibits or schedules from Item 601(b)(10) filed exhibits. Please refile complete copies of Exhibits 10.7 and 10.10.
     As requested, the Company will refile complete copies of Exhibits 10.7 (the Operating Partnership’s revolving credit facility) and 10.10 (the Operating Partnership’s term loan agreement), including exhibits and schedules, with its next applicable periodic report following resolution of the comments raised in the October Letter.

Ms. Cicely LaMothe
October 20, 2010

Proxy Statement on Schedule 14A, filed April 15, 2010
Biographical Information and Qualifications of Incumbent Trustees, page 11
3.	We have reviewed your response to comment five in our letter dated July 22, 2010. In particular, we note that you intend to revise the second paragraph under “Biographical Information and Qualifications of Incumbent Trustees.” In addition to such disclosure or in place of such disclosure, for each trustee, on a trustee-by-trustee basis, briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a trustee. Please see Item 401(e)(1) of Regulation S-K. Please include this disclosure in future filings and show us your proposed disclosure.
     The Company plans to clarify its disclosure in future Proxy Statements under “Biographical Information and Qualifications of Incumbent Trustees.” The following is a copy of such section from our 2010 proxy, updated to reflect such proposed revisions. This disclosure, updated as necessary for future years, will be included in future proxy filings:
Biographical Information and Qualifications of Incumbent Trustees
     Our trustees bring to the Company’s Board a wealth of leadership experience derived from their service as senior executives and, in some cases, leaders of complex organizations, and have the collective experience that meets the Company’s strategic objectives and contributes to the Board’s effectiveness as a whole. They also all bring extensive public board and committee experience and have an understanding of corporate governance practices and trends. The process undertaken by the Corporate Governance Committee in recommending qualified trustee candidates is described above under “Governance of the Company — Trustee Nomination Procedures.”
     Set forth below are biographies of each of our trustees as of April 1, 2010, as well as a brief discussion of the specific experience, qualifications, attributes and skills that led to the Board’s conclusion that such individual should serve as a Trustee of the Company.
Incumbent Trustee Retiring
     Sheli Z. Rosenberg, 68, is retiring after serving as a Trustee of the Company since March 1993. Ms. Rosenberg is the co-founder and former President of Northwestern University’s Center for Executive Women at the Kellogg School of Management and has been an Adjunct Professor since 2003. Ms. Rosenberg is a director of Equity LifeStyle Properties, Inc., Ventas, Inc., CVS/Caremark Corporation, and Nanosphere, Inc. Ms. Rosenberg was previously a trustee of Equity Office Properties Trust until its sale in 2007, a director of Avis Budget until 2008 and of Cendant Corporation until 2006, when Cendant distributed its real estate and hospitality services business and changed its name to Avis Budget. Ms. Rosenberg holds a J.D. from Northwestern University School of Law and practiced law for over 30 years.
     The Board concluded that Ms. Rosenberg should serve as a Trustee of the Company based on her leadership capability and extensive knowledge of complex financial and operational issues facing large organizations. Her depth and breadth of exposure to complex issues facing large organizations through her service as a board member of a variety of public companies in disparate businesses, as well as her legal background, have made her a skilled advisor and contributor to the Company’s Board.

Ms. Cicely LaMothe
October 20, 2010

Incumbent Trustees Nominated for Re-Election
     John W. Alexander, 63, has been a Trustee of the Company since May 1993. He has been President of Mallard Creek Capital Partners, Inc., an investment company with interests in real estate, development entities and operating companies since 1994. He also has been a partner of Meringoff Equities, a real estate investment company, since 1987 and previously served as its Chief Financial Officer and as a managing director. He had earlier careers at Citibank and Toronto-based Cadillac Fairview, which was North America’s largest public real estate company at that time. He served on the board of directors of Jacor Communications, Inc., a media corporation and one of the largest owners of radio stations in the U.S., before it was acquired by Clear Channel Communications in May 1999.
     The Board concluded that Mr. Alexander should serve as a Trustee of the Company based on his many years of experience in the real estate industry, including extensive real estate development, operational and financial expertise and his prior board experience. He also has a great depth of knowledge of the Company’s business and strategy.
     Charles L. Atwood, 61, has been a Trustee of the Company since July 2003 and Lead Trustee since March 2009. Mr. Atwood served as Vice Chairman of the Board of Directors of Harrah’s Entertainment, Inc., a private gaming and hospitality company, until retiring from Harrah’s in December 2008. Mr. Atwood had been Vice Chairman of Harrah’s public predecessor company until its sale in January 2008, a member of its Board since 2005, its Chief Financial Officer from 2001 to 2006, and had been with Harrah’s and its predecessors since 1979. Mr. Atwood received his M.B.A. in finance from Tulane University.
     The Board concluded that Mr. Atwood should serve as a Trustee of the Company based on his expertise in core management skills, such as strategic and financial planning, public company financial reporting and compliance and risk management, overseeing these matters at a large, global organization. Mr. Atwood’s positions also provided him a wealth of knowledge in dealing with complex financial and business issues, making him a skilled advisor. His board experience also gives him a deep understanding of the role of boards of directors and positions him well to serve as our Lead Trustee. His experience also qualifies him to serve on the Audit Committee as an “audit committee financial expert,” as defined by the SEC.
     Linda Walker Bynoe, 57, has been a Trustee of the Company since December 2009. Ms. Bynoe has been President and Chief Executive Officer of Telemat Ltd., a management consulting firm, since 1995 and served as its Chief Operating Officer from 1989 through 1994. Ms. Bynoe served as a Vice President — Capital Markets for Morgan Stanley from 1985 to 1989, joining the firm in 1978. Ms. Bynoe serves as a director of Anixter International, Inc., Northern Trust Corporation, Prudential Retail Mutual Funds and Simon Property Group, Inc. Ms. Bynoe received her M.B.A. from Harvard University.
     The Board concluded that Ms. Bynoe should serve as a Trustee of the Company based on her diverse consulting and investment experience and expertise in accounting, corporate governance and strategic development. She also has many years of experience as a director of financial services and other complex companies, including REITs, which make her well-suited to serve on the Company’s Board.
     Boone A. Knox, 73, has been a Trustee of the Company since the merger of Merry Land & Investment Company, Inc. (“Merry Land”), of which he served as Chairman, into the Company in October 1998. Mr. Knox is the Managing Partner of Knox, Ltd. and the Managing Trustee of the Knox Foundation. Mr. Knox had been a director of Merry Land Properties, Inc. from the time of its formation as part of the Merry Land merger until February 2001. He had been Chairman of the Board of Directors

Ms. Cicely LaMothe
October 20, 2010

of Merry Land from December 1996 until the Merry Land merger. Mr. Knox also served as Chairman of the Board of Directors of Regions Bank of Central Georgia from January 1997 through 2006. Mr. Knox is currently a director of Cousins Properties, Incorporated. He also serves on a variety of private boards and has had tremendous success in various fundraising campaigns for charitable and other non-profit organizations.
     The Board concluded that Mr. Knox should serve as a Trustee of the Company based on his experience as the former Chairman of Merry Land, a multifamily REIT, prior to its merger with the Company as described above. He also has extensive business and leadership experience from his role as a director of REITs, other real estate operating companies, and in the banking industry. His depth of real estate and banking experience and his unique insight offer the Company’s Board a keen perspective of the priorities and challenges facing our industry.
     John E. Neal, 60, has been a Trustee of the Company since July 2006. Mr. Neal is a partner of Linden LLC, a private equity firm. Mr. Neal has over 30 years of experience in executive positions in the financial services and banking industries with a primary focus on real estate finance. He led Bank One Corporation’s real estate lending and corporate banking businesses until the company was merged with JP Morgan Chase & Co. in July 2004. Prior to joining Bank One, Mr. Neal led the real estate lending businesses at Kemper Financial Services and Continental Bank. He serves as a trustee of the Calamos Mutual Funds and also serves on the boards of private companies in a wide array of industries. He received an M.B.A. from Harvard University.
     The Board concluded that Mr. Neal should serve as a Trustee of the Company based on his extensive knowledge and experience in leading real estate lending businesses, as well as his board experience. His experience also qualifies him to serve on the Audit Committee as an “audit committee financial expert.”
     David J. Neithercut, 54, has been a Trustee and Chief Executive Officer of the Company since January 2006 and President of the Company since May 2005. He was Executive Vice President — Corporate Strategy of the Company from January 2004 to May 2005, and Executive Vice President and Chief Financial Officer of the Company from February 1995 to August 2004. Prior to joining Equity Residential, Mr. Neithercut served as Senior Vice President of Finance for the predecessor company to Equity Group Investments, L.L.C., an owner, manager and financier of real estate and corporations. He served as a director of Wellsford Real Properties Inc. from January 2004 until April 2005. He serves on the Board of Governors and Executive Committee of NAREIT, as well as the Executive Committee of the National Multifamily Housing Council. Mr. Neithercut is also a member of the Urban Land Institute. Mr. Neithercut holds an M.B.A. from the Columbia University Graduate School of Business.
     As our CEO and in his prior roles at the Company, the Board concluded that Mr. Neithercut is uniquely qualified to serve as a Trustee of the Company and brings a wealth of experience, including demonstrated management ability at a series of progressively more responsible positions at the Company, and a business understanding in running our large public company that provides him with critical insight into the Company’s operations and perspective in developing and overseeing the Company’s vision and strategic objectives.
     Mark S. Shapiro, 40, has been a Trustee of the Board since January 2010. Mr. Shapiro has been the Chief Executive Officer and a director of Six Flags, Inc., the world’s largest regional theme park company, since December 2005. Six Flags, Inc. filed a voluntary petition to restructure its debt obligations under Chapter 11 of the U.S. Bankruptcy Code (“Chapter 11”) on June 13, 2009. Prior to joining Six Flags, Inc., Mr. Shapiro spent 12 years at ESPN, Inc., where he served as Executive Vice

Ms. Cicely LaMothe
October 20, 2010

President, Programming and Production and in various other capacities. At ESPN, he had significant responsibility in building the strength of the network’s brand and garnered numerous Emmy and Peabody awards during his tenure. Mr. Shapiro also currently serves as a director of Live Nation, Inc. and the Tribune Company, a private media conglomerate. The Tribune Company filed a voluntary petition to restructure its debt obligations under Chapter 11 on December 8, 2008.
     The Board concluded that Mr. Shapiro should serve as a Trustee of the Company based on his experience as CEO of a large complex organization where he has worked to refocus and re-energize the Six Flags brand and the company’s strategy. Coupled with his board service, Mr. Shapiro brings not only business acumen and front-line exposure to many of the issues and challenges facing public companies, but also a drive for innovation and critical insight in the areas of marketing and branding, making him a unique and valuable contributor to the Company’s Board.
     Gerald A. Spector, 63, has been a Trustee of the Board since March 1993 and Vice Chairman of the Board since January 2008. Mr. Spector currently serves as Executive Vice President and Chief Operating Officer of the Tribune Company since December 2009, and served as its Chief Administration Officer in 2008. Mr. Spector was Executive Vice President of the Company from March 1993 and Chief Operating Officer of the Company from February 1995 until his retirement in December 2007. He began his real estate career in the early 1970s and has extensive prior public and private board experience as well. Mr. Spector is a Certified Public Accountant.
     As the Company’s former Chief Operating Officer and a senior leader of the Company since its inception, the Board concluded that Mr. Spector should serve as a Trustee of the Company based on his significant management, strategic and operational responsibilities during his tenure and during the growth of the Company. His knowledge of all aspects of the business and its history, combined with his drive for operational excellence, position him well to serve on the Company’s Board.
     B. Joseph White, 62, has been a Trustee of the Company since May 1993. Mr. White is President Emeritus of the University of Illinois and James F. Towey Professor of Business and Leadership in the College of Business at the University’s Urbana-Champaign campus. Mr. White served as President of the University of Illinois, a $4.5 billion enterprise with multiple locations and 25,000 employees, from February 2005 to December 2009, and in January 2010 was appointed President Emeritus. Mr. White was a professor at the University of Michigan Business School from 1987 through 2004, served as the Dean of the Business School from 1991 to 2001 and as Interim President of the University of Michigan in 2002. His executive experience has included serving as vice president for management development, personnel and public affairs of Cummins, Inc., a global manufacturing company. Mr. White is a director of Kelly Services, Inc. He previously served as a director of Kaydon Corporation and has served as a director of numerous non-profit boards. Mr. White received his M.B.A., with distinction, from Harvard Business School and a doctorate in Business Administration from the University of Michigan.
     The Board concluded that Mr. White should serve as a Trustee of the Company based on three domains of Mr. White’s experience: academic, executive and governance. His academic specialties have included leadership and management, human resource management, organizational change and corporate governance, each germane to the business and board oversight of the Company. His executive experiences contribute to his understanding of the Company’s business, its multiple functions and the leadership and management challenges it faces. His governance experiences that included both public and private board service enable him to understand and perform the duties on the Company’s Board.
     Samuel Zell, 68, has been Chairman of the Board of the Company since March 1993. Mr. Zell is chairman of Equity Group Investments, L.LC., the private entrepreneurial investment firm he founded

Ms. Cicely LaMothe
October 20, 2010

more than 40 years ago. He is also co-founder and chairman of Equity International, a private investment firm focused on real estate-related companies outside the U.S., including three publicly-held portfolio companies listed on the NYSE: Gafisa in Brazil; Xinyuan in China; and Homex in Mexico; and a fourth, BR Malls, Brazil’s largest retail property owner and operator, listed on the Bovespa exchange. Currently, he also serves as chairman of Anixter International, Inc., Capital Trust, Covanta Holding Corporation and Equity LifeStyle Properties, Inc. Previously, Mr. Zell served as chairman of Equity Office Properties Trust, which was sold in February 2007 to The Blackstone Group for $39 billion in the largest ever private equity transaction at the time. Mr. Zell is also the chairman of the Tribune Company and was its Chief Executive Officer from December 2007 to December 2009.
     Mr. Zell serves on the JPMorgan National Advisory Board, the President’s Advisory Board at the University of Michigan, the Visitor’s Committee at the University of Michigan Law School, and with the combined efforts of the University of Michigan Business School, established the Zell/Lurie Entrepreneurial Center. He was appointed a DeRoy Visiting Professor in Honors at the College of Literature, Science and the Arts at the University of Michigan. Mr. Zell holds a J.D. from the University of Michigan.
     Mr. Zell oversees billions of dollars in investments under the philosophy of active ownership. His investments, as well as his leadership and governance experience, span continents and industries, including finance, energy, transportation, communications, and real estate. He has a strong track record of stewarding companies to maximize their potential. This experience, including Mr. Zell’s service as a director on public company boards for more than 30 years, and in the role of chairman for more than 25 years, led the Board to conclude that Mr. Zell was superbly qualified to serve as a Trustee of the Company.
Compensation for the Chief Executive Officer in 2009, page 26
Compensation for the Other Named Executives in 2009, page 26
4.	We have reviewed your response to comment nine in our letter dated July 22, 2010. You state that because individual goals deal with potential organizational changes and name individuals and groups with developmental needs, you have treated them as confidential and thus have not detailed such individual goals. In such cases, Instruction 4 to Item 402(b) of Regulation S-K requires registrants to discuss how difficult it will be for each executive to achieve the undisclosed target levels. Please include this disclosure in future filings and show us your proposed disclosure. In addition, to the extent such targets are related to corporate target levels and not related to business units, for each executive officer please describe specifically how the amounts of compensation paid were determined in relation to each specific target. See Staff Observations in the Review of Executive Compensation Disclosure available on our website at http://www.sec.gov/divisions/corpfin/guidance/execcompdisclsoure.htm.
     As previously stated, each of the company’s executive officers is assigned one or two individual goals annually. Individual goals are in addition to corporate and business unit goals, are not related to corporate target levels and are assessed subjectively as they are developmental, intended to move the Company and/or the executive’s business unit forward in terms of organizational structure, improve on such practices as collaboration among business units or enterprise-wide

Ms. Cicely LaMothe
October 20, 2010

thinking, or address developmental needs of individuals or groups within the organization. Because these goals deal with potential organizational changes and name individuals and groups with developmental needs, we have treated them as confidential between the executive and those who assign the goals. For that reason, and because individual goals carry a comparatively small weighting for most executive officers, we believe the information below (including the referenced sections of our proxy disclosure) accurately represents the Company’s and named executive officers’ performance for the year without detailing individual goals. Each individual goal is set at a performance level that is challenging but possible to achieve or exceed. In 2009, some executive officers achieved their individual goals, some exceeded them and some achieved less than the expected performance level. All of the named executive officers achieved or exceeded their individual goals in 2009. We will include this disclosure in future filings if and to the extent individual goals continue to be included in the company’s compensation methodology in a manner consistent with past years.

Ms. Cicely LaMothe
October 20, 2010

     The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the Unites States.
     Should you have any questions or comments with respect to the foregoing, please do not hesitate to contact any of the undersigned at 312-474-1300.

Sincerely,

Equity Residential

/s/ Bruce C. Strohm Bruce C. Strohm
Executive Vice President and
General Counsel

/s/ Mark J. Parrell Mark J. Parrell
Executive Vice President and
Chief Financial Officer

/s/ Ian S. Kaufman Ian S. Kaufman
Senior Vice President and
Chief Accounting Officer

cc:	Philip Childs, Ernst & Young LLP Gregory Hayes, DLA Piper LLP (US)